EXHIBIT 23.1

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM’S CONSENT

We consent to the incorporation by reference in this Post-Effective Amendment No. 1 to the BioTime, Inc. Registration Statement on Form S-2 of our report dated February 16, 2002 (March 26, 2004 as to the retroactive adjustment to basic and diluted net loss per share discussed in Note 2) relating to the financial statements of BioTime, Inc. for the year ended December 31, 2001, which report expresses an unqualified opinion and includes an explanatory paragraph related to the development stage of the Company’s operations, appearing in the Annual Report on Form 10-K of BioTime, Inc. for the year ended December 31, 2003 and to the reference to us under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

//Deloitte & Touche LLP

San Francisco, California
June 9, 2004